


RECEIVED
MAR 2 1 2002
363
PROCESSING
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ____

19 March 2002

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

No of Reports in announcement: 1

1. Name of director:

   Mark E Tucker

2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

   Director named above

3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

   Mark E Tucker

4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

   N/A

5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/non-discretionary:

   Exercise of a nil cost option over 6,450 Prudential plc shares granted under the rules of the Prudential Restricted Share Plan, the grant of which was previously announced on 15 March 2002.

6. Number of shares/amount of stock acquired:

   See 5 above - No change in beneficial interest.

7. Percentage of issued class:

   N/A

8. Number of shares/amount of stock disposed:

   N/A

9. Percentage of issued class:

   N/A

10 Class of security:

   Shares of 5p each in Prudential plc

11 Price per share:

   N/A

12 Date of transaction:

18 March 2002

13 Date company informed:

18 March 2002

14 Total holding following this transaction:

277,448 shares

15 Total percentage holding of issued class following this notification:

Mark E Tucker: Less than 0.02%

If a director has been granted options by the company, please complete the following fields:

16 Date of grant:

N/A

17 Period during which or date on which exercisable:

N/A

18 Total amount paid (if any) for grant of the option:

N/A

19 Description of shares or debentures involved: class, number:

N/A

20 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

21 Total number of shares or debentures over which options held following this notification:

N/A

Additional information:

The total holding of 277,448 Prudential plc shares shown in 14 above corrects the figure stated in the announcement on 15 March 2002.

-ENDS-

Contact name for Enquiries

Jennie Webb

020 7548 6027

Company official responsible for making notification

Tony Lee, Deputy Group Secretary

020 7548 3805


RECEIVED
MAR 2 1 2002
363
PROCESSING
SECTION

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 19 March 2002

By: 

Title: Deputy Group Company Secretary